767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

February 5, 2016

VIA EDGAR TRANSMISSION

Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Avista Healthcare Public Acquisition Corp.
Draft Registration Statement on Form S-1
CIK No. 000166118

Dear Mr. Kluck:

On behalf of our client, Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 15, 2016, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 000166118) confidentially submitted with the Commission on December 18, 2015 (the “December 18 Draft”). We are concurrently submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Draft Amendment”).  The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Draft Amendment, including copies marked to show the changes from the December 18 Draft.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Tom Kluck

Securities and Exchange Commission

February 5, 2016

The Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.  The Company represents that, to the extent there are any such written communications that the Company or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide them supplementally to the Commission for review, whether or not potential investors retain copies.

2.                                      Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  For example only, we note your disclosure in the section “Industry Opportunity” starting on pages 5 and 87. Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Company has supplementally provided to the Staff, pursuant to Securities Act Rule 418, documentation that supports the quantitative and qualitative business and industry data used in the Draft Amendment. The specific language in the supporting materials that supports each statement has been clearly marked.

3.                                      Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for value-added investment approach, macroeconomic headwinds, and improving end-market fundamentals. If you must include technical terms in the body of your prospectus that are understood only by industry experts, please concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

The Company has revised the disclosure on pages 4-6 and 87-89 in response to the Staff’s comment.

4.                                      If you have a website, please disclose the website address in your registration statement.

The Company advises the Staff that it does not maintain a website.

Summary

General, page 1

5.                                      We note your disclosure regarding the experience of your officers and directors, individually and with respect to previous Avista funds. Please provide balancing disclosure regarding any adverse experience as applicable. Also, please disclose

Tom Kluck

Securities and Exchange Commission

February 5, 2016

whether you have any contractual arrangements with Avista with respect to advisory or other services.

The Company has revised the disclosure on pages 2-4, and 85-87 in response to the Staff’s comment.  The Company advises the Staff that it does not have any contractual arrangements with Avista Capital Holdings, L.P. or any of its affiliates with respect to advisory or other services, other than the Administrative Services Agreement to be entered into with an affiliate of Avista in connection with the offering.  The Administrative Service Agreement is disclosed throughout the Draft Amendment and the form of the agreement will be filed as Exhibit 10.8 to the registration statement prior to effectiveness.

Other Acquisition Considerations, page 8

6.                                      We note your disclosure on page 9 that other Avista funds may compete with you for acquisition opportunities. Please specifically identify and briefly describe any Avista managed entities that will compete with you for acquisitions. Further, please clarify how it will be determined which entity will be allocated a business acquisition opportunity.

The Company has revised the disclosure on pages 9, 31, 92, 115 and 126 in response to the Staff’s comment.

Permitted purchases of public shares by our affiliates, page 21

7.                                      We note that your affiliates may purchase shares if you determine to seek shareholder approval instead of conducting a tender offer.  Please clarify whether how your affiliates will determine which shareholders to seek to acquire shares from and whether the amount paid may be the same, less than, or greater than the amount other shareholders may receive if they choose to redeem their shares from the trust.

The Company has revised the disclosure on pages 21, 37, 71 and 99 in response to the Staff’s comment.

Use of Proceeds, page 67

8.                                      We note that you have allocated $118,008 for miscellaneous expenses. Please clarify what this entails. Additionally, we note that you also have a separate section entitled “Other miscellaneous expenses” which includes franchise taxes.  Please advise why you anticipate paying franchise taxes and whether any other expenses are included in this category.

The Company has revised the disclosure on pages 68-69 in response to the Staff’s comment.  The Company advises the Staff that it does not expect to pay franchise taxes for the foreseeable future and has revised the disclosure to eliminate this reference.

Tom Kluck

Securities and Exchange Commission

February 5, 2016

Underwriting, page 162

9.                                      We note your disclosure on page 165. Please revise your disclosure to more specifically describe any historical banking and commercial dealings between the underwriters and the company or its affiliates.

The Company has revised the disclosure on page 166 in response to the Staff’s comment.

Part II — Information Not Required In Prospectus, page II-1

Exhibits

10.                               We note that you discuss the material tax consequences to unitholders in the prospectus, but it does not appear that you intend to file a tax opinion. To the extent that you do not intend to file a tax opinion, please explain to us in detail the reasons why you do not believe a tax opinion is required.  Refer to Item 601(b)(8) of Regulation S-K for guidance.

The Company advises the Staff that, although Form S-1 does not require the inclusion of a section addressing the tax consequences of acquiring, owning or disposing of an issuer’s securities, the Company determined to include a general summary of certain Cayman Islands and United States federal income tax considerations related thereto in the Draft Amendment to provide additional information to investors. Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement only if a representation as to tax consequences is set forth in the registration statement. The tax section included in the Draft Amendment does not provide any representations as to tax consequences. Rather, it provides general disclosure related to the tax treatment of acquiring, holding and disposing of the Company’s securities. Accordingly, the Company does not believe a tax opinion is required.

Tom Kluck

Securities and Exchange Commission

February 5, 2016

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch, Esq.
Weil, Gotshal & Manges LLP

cc:                                Ben Silbert, Esq.

General Counsel and Secretary

Avista Healthcare Public Acquisition Corp.

William Demarest

Jaime John

Stacie Gorman

Securities and Exchange Commission

Gregg A. Noel, Esq.

Jonathan Ko, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP